UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MEDALLION FINANCIAL CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

583928106

(CUSIP Number)

Geoffrey D. Neal

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 583928106

1	NAME OF REPORTING PERSONS Key Colony Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,286,360
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,286,360
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,286,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.26%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 583928106

1	NAME OF REPORTING PERSON Key Colony Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,286,360
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,286,360
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,286,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.26%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 583928106

1	NAME OF REPORTING PERSON Alex R. Lieblong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,286,360
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,286,360
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,286,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.26%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Medallion Financial Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 437 Madison Avenue, 38th Floor, New York, New York 10022.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (b) and (c). This statement is filed jointly by Key Colony Fund, LP, Key Colony Management, LLC and Alex R. Lieblong (collectively, the “Reporting Persons”).

Key Colony Fund L.P. (“Key Colony Fund”) is a limited partnership organized under the laws of the State of Delaware and is a private investment partnership. Key Colony Management, LLC (“Key Colony Management”) is a limited liability company organized under the laws of the State of Arkansas and its principal business is to serve as the general partner of Key Colony Fund. Alex R. Lieblong is a United States citizen and the managing member of Key Colony Management and a shareholder, director and officer of Lieblong & Associates and has voting and investment power with respect to shares of Common Stock held by each entity. The business address of each of the reporting persons is 10809 Executive Center Court, Suite 117, Little Rock, AR 72211.

The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act or otherwise, the beneficial owner of any Common Stock covered by this statement.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See (a) above.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchases of the 1,286,360 shares of Common Stock held by Key Colony Fund was the available working capital funds of Key Colony Fund. The aggregate funds used by Key Colony Fund to make the purchases were $6,063,649, including commissions.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the shares of Common Stock for investment purposes because they believed that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity, and such purchases have been made in the Reporting Persons’ ordinary course of business. Representatives of the Reporting Persons have, from time to time, met with, and may in the future meet with, representatives of the Issuer to discuss, among other things, matters relating to the strategic direction and operations of the Issuer.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in public market or privately negotiated transactions.

The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. The Reporting Persons collectively own an aggregate of 1,286,360 shares of Common Stock. All shares of Common Stock reported on this Schedule 13D were purchased by Key Colony Fund.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.

All percentages set forth in this statement are based on 24,439,022 shares of Common Stock reported in the Issuer’s Form 10-Q for the period ended March 31, 2018.

(c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last sixty days are as follows:

Transaction Date	Shares Disposed	Shares Acquired	Price Per Share ($)	Description of Transaction

04/02/2018	0	4,765	4.49420000	Open Market Purchase

04/04/2018	0	1,000	4.59990000	Open Market Purchase

04/06/2018	0	2,000	4.55000000	Open Market Purchase

Transaction Date	Shares Disposed	Shares Acquired	Price Per Share ($)	Description of Transaction

04/10/2018	0	7,000	4.34850000	Open Market Purchase

04/12/2018	0	16,000	4.33590000	Open Market Purchase

04/13/2018	0	15,164	4.31690000	Open Market Purchase

04/16/2018	0	2,200	4.21800000	Open Market Purchase

04/17/2018	0	8,000	4.22240000	Open Market Purchase

04/18/2018	0	12,000	4.28740000	Open Market Purchase

04/19/2018	0	2,000	4.32000000	Open Market Purchase

04/20/2018	0	23,000	4.47780000	Open Market Purchase

04/23/2018	0	500	4.35000000	Open Market Purchase

04/30/2018	0	8,000	4.16000000	Open Market Purchase

05/01/2018	0	26,000	3.88690000	Open Market Purchase

05/02/2018	0	13,348	3.87690000	Open Market Purchase

05/03/2018	0	6,000	3.86330000	Open Market Purchase

05/04/2018	0	8,000	3.85250000	Open Market Purchase

05/07/2018	0	4,000	3.69500000	Open Market Purchase

05/08/2018	0	30,400	3.72420000	Open Market Purchase

05/09/2018	0	7,200	3.78690000	Open Market Purchase

05/10/2018	0	18,000	3.72430000	Open Market Purchase

05/11/2018	0	2,000	3.60000000	Open Market Purchase

05/14/2018	0	7,580	3.94570000	Open Market Purchase

05/15/2018	0	38,601	4.30530000	Open Market Purchase

05/16/2018	0	16,000	4.61055000	Open Market Purchase

05/17/2018	0	12,000	4.95830000	Open Market Purchase

05/18/2018	0	3,000	5.25000000	Open Market Purchase

05/21/2018	0	26,925	5.32840000	Open Market Purchase

05/22/2018	0	8,000	5.23240000	Open Market Purchase

05/24/2018	0	10,000	5.01200000	Open Market Purchase

05/25/2018	0	4,000	4.94500000	Open Market Purchase

05/29/2018	0	9,000	5.02440000	Open Market Purchase

06/01/2018	0	4,267	4.97590000	Open Market Purchase

06/04/2018	0	3,000	5.02990000	Open Market Purchase

06/05/2018	0	42,968	5.24700000	Open Market Purchase

06/06/2018	0	38,700	5.36500000	Open Market Purchase

06/07/2018	0	4,000	5.37000000	Open Market Purchase

06/12/2018	0	4,000	5.60990000	Open Market Purchase

06/14/2018	0	29,235	5.54330000	Open Market Purchase

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A – Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii).